

Dennis Maliani, MBA-IT, PMP, CSM, ITIL

· 2nd

 Apothēka Systems Inc.

Harvard University

Hi-Tech & International Business Consultant (Execute Stalled Mission Critical Initiatives)

Greater Los Angeles Area · 500+ connections · **Contact info**

Providing Consulting services

Brand Consulting, Business Consulting, Educational Consulting, Environmental Consulting, Finance Consulting, HR Consulting, Healthcare Consulting, Management Consulting, Nonprofit Consulting, and Project...

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Experience



CEO

Apothēka Systems Inc.

2018 – Present · 1 yr

Greater Los Angeles Area

Transforming Electronic Medical Records (EMRs) Platforms Into Secure Blockchain Eco-systems | AI, Blockchain, Cloud, Interoperability, IoT, SaaS | Use Cases: PHI Validation; Security/HIPAA; Physician Credentialing; Claims Adjudication; Interoperability



Partner

Intervallo Consulting Group Inc. (ICG)

Jan 2010 – Present · 9 yrs 11 mos

Greater Los Angeles Area

Alliance, Ingenuity & Agility | www.icg-int.com

SERVICES: Executive Consulting, Management, Hi-Tech, Cloud, AI, Blockchain, Big data, Digital Media, Cybersecurity, M&As (Mergers And Acquisitions), Internet of Things (IoT), M...**see more**



Founder

GlobalCrucible

Sep 2007 – Present · 12 yrs 3 mos

Los Angeles, California

Operations & Global virtual team management; Portfolio / Program management; Green / Sustainability consulting.

Member

Beverly Hills Chamber of Commerce

Dec 2017 – Present · 2 yrs

Beverly Hills, California

Business Community Member

Global Portfolio Manager (Back-fill Assignment)

Amgen

Apr 2016 – Dec 2017 · 1 yr 9 mos

Thousand Oaks, California
Corporate Global Initiatives (USA, Asia & Europe)
Transition / Succession Strategy & Execution, Mergers & Acquisitions, Leadership.

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Education

Harvard University
Cybersecurity
2017 – 2018

Legal | Risk | Compliance | Hi-tech

Best Management Practice - UK
ITIL
2012 – 2012

Platinum Edge
Certified Scrum Master (CSM) | Agile
2011 – 2011

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Volunteer Experience

Founder
GlobalCrucible
Sep 2007 – Present • 12 yrs 3 mos
Environment

Branding Consultant
Tesla
Aug 2015 – Dec 2015 • 5 mos
Children

Affluent Attaché CHLA Fundraiser

https://evannex.com/blogs/news/74696837-tesla-supports-the-childrens-hospital-l-a-with-a-stunning-winter-wonderland-charity-fashion-show

Skills & Endorsements

Management Consulting · 99+

Endorsed by **Andy Kaufman, PMP, PMI-ACP and 3 others** who are highly skilled at this

Endorsed by **7 of Dennis' colleagues** at **University of Southern California**

Change Management · 99+

Endorsed by **3 of Dennis' colleagues** at **University of Southern California**

Process Improvement · 99+

Endorsed by **4 of Dennis' colleagues** at **University of Southern California**

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